601 Lexington Avenue New York, New York 10022
Richard B. Aftanas, P.C. To Call Writer Directly: (212) 446-4722 richard.aftanas@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 25, 2019

VIA EDGAR TRANSMISSION

Ms. Sherry Haywood
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Amcor plc
Registration Statement on Form S-4
Filed March 12, 2019
File No. 333-230217

Dear Ms. Haywood:

On behalf of our client Amcor plc, a public limited company incorporated under the Laws of the Bailiwick of Jersey (“Amcor”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 20, 2019, relating to the Registration Statement on Form S-4 of Amcor (File No. 333-230217) filed via EDGAR on March 12, 2019 (the “Registration Statement”). We are concurrently publicly filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Amended Registration Statement, including copies marked to show the changes from the Registration Statement.

Set forth below are Amcor’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below and is followed by Amcor’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement.

Form S-4 filed March 12, 2019

Item 21. Exhibits and Financial Statement Schedules

Exhibit 23.2 Consent of PricewaterhouseCoopers LLP as auditors for the financial statement of Bemis Company, Inc., page II-2

1.                                      Staff’s comment:  Please request PricewaterhouseCoopers LLP to provide their consent for the incorporation by reference of their report dated February 15, 2019 related to the financial statements, financial statement schedule and effectiveness of internal control over financial reporting, which appears in Bemis Company’s Inc. Annual Report of Form 10-K for the year ended December 31, 2018.

Response:  Amcor acknowledges the Staff’s comment and advises the Staff that Amcor has received PricewaterhouseCoopers LLP’s consent for the incorporation by reference of their report dated February 15, 2019 related to the financial statements, financial statement schedule and effectiveness of internal control over financial reporting, which appears in Bemis Company, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018 and has revised Exhibit 23.2 to reflect the same.

General

2.              Staff’s comment:  We note your response to comment 3 of our prior letter. For each person who will serve as an executive officer or director of the combined company, please include the information required by Item 18(a)(7) of Form S-4.

Response:  Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Bemis Company, Inc. has filed Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018 on March 22, 2019 containing Part III of Form 10-K information, which addresses the information required by Item 18(a)(7) of Form S-4. Amcor has revised the disclosure on page 299 to reflect the incorporation by reference of Bemis Company, Inc.’s Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2018 into the Amended Registration Statement.

3.              Staff’s comment:  We note your response to comment one of our prior letter. Please update your disclosures on page 236.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has updated the disclosure on page 236.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 446-4722 or Jonathan Davis at (212) 446-4835.

Sincerely,

/s/ Richard B. Aftanas, P.C.

Richard B. Aftanas, P.C.

cc:                                Julie McPherson
Amcor plc

Sheri H. Edison
Bemis Company, Inc.

Jonathan Davis
Kirkland & Ellis LLP

Michael A. Stanchfield
Faegre Baker Daniels LLP

Amy C. Seidel
Faegre Baker Daniels LLP

Brandon C. Mason
Faegre Baker Daniels LLP